                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (Amendment No. 1)*


                       IL FORNAIO (AMERICA) Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                          451926 10 9 (Common Stock)
--------------------------------------------------------------------------------
                                (CUSIP Number)

MANHATTAN ACQUISITION CORP.                 DECHERT
c/o Bruckmann, Rosser,                      4000 Bell Atlantic Tower
Sherrill & Co. II, L.P.,                    1717 Arch Street
126 East 56th Street, 29th Floor            Philadelphia, PA 19103
New York, NY 10022                          Attention: Carmen J. Romano, Esq.
Attention: Harold O. Rosser, II                        David S. Denious, Esq.
(212) 521-3700                              (215) 994-4000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 9, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).[_]

                                 SCHEDULE 13D

                     CUSIP NO. 451926 10 9 (Common Stock)


------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Manhattan Acquisition Corp.

      I.R.S. ID NO.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      BK, AF, OO
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             1,715,514 shares of Common Stock
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          1,715,514 shares of Common Stock
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,715,514 shares of Common Stock
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                      [_]


------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.4% of Common Stock
------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

                     CUSIP NO. 451926 10 9 (Common Stock)

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruckmann, Rosser, Sherrill & Co. II, L.P.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      BK, AF, OO
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             1,715,514 shares of Common Stock
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          1,715,514 shares of Common Stock
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,715,514 shares of Common Stock
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.4 % of Common Stock
------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

      PN
------------------------------------------------------------------------------

          Manhattan Acquisition Corp. and Bruckmann, Rosser, Sherrill & Co. II, L.P. hereby file this Amendment No. 1 ("Amendment") to the statement on Schedule 13D filed November 27, 2000, with respect to the beneficial ownership of the Common Stock, par value $.001 per share, of Il Fornaio (America) Corporation.

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Il Fornaio (America) Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 770 Tamalpais Drive #400, Corte Madera, CA 94925.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement is being filed jointly by Manhattan Acquisition Corp., a Delaware corporation ("Acquisition") and Bruckmann, Rosser, Sherrill & Co. II, L.P., a Delaware limited partnership ("BRS L.P.") (hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of the Schedule 13D, filed November 27, 2000, and this Amendment is attached as Exhibit 1 hereto. Acquisition was formed by BRS L.P. to effect the proposed transactions described herein and has not engaged in any activities other than those incident to its formation and such proposed transactions. BRS L.P. is principally engaged in the business of investing in companies. BRSE, L.L.C., a Delaware limited liability company ("BRSE"), is the sole general partner of BRS L.P. The principal business of BRSE is acting as the general partner of BRS L.P. Bruckmann, Rosser, Sherrill & Co., L.L.C., a Delaware limited liability company ("BRS"), is a management company based in New York that focuses on investing the committed capital of BRS L.P. in growth companies. The address of the principal business and executive offices of each of Acquisition, BRS L.P., BRSE and BRS is c/o Bruckmann, Rosser, Sherrill & Co., L.L.C., 126 East 56th Street, 29th Floor, New York, New York 10022.

     The name, business address, present principal occupation and citizenship of each of the directors and executive officers of Acquisition, BRSE, and BRS is contained on Schedule A attached hereto.

     Bruce C. Bruckmann, Harold O. Rosser, II, Stephen C. Sherrill and Stephen
F. Edwards and their affiliates own a majority of the voting equity interests of BRSE and, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may be deemed to share in the beneficial ownership of any Common Stock beneficially owned by the Reporting Persons, BRSE or BRS, although the foregoing individuals disclaim beneficial ownership of any Common Stock which may be beneficially owned by the Reporting Persons, BRSE or BRS. See Item 5.

     During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the other persons named in Schedule A hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Acquisition has entered into an amended and restated Voting Agreement, dated as of November 15, 2000, and amended as of January 9, 2001 (the "Voting Agreement"), with each of the following beneficial owners of the Common Stock:
Laurence B. Mindel, Michael J. Hislop, Michael J. Beatrice, Peter P. Hausback,
F. Warren Hellman, Dean A. Cortopassi, Joan A. Cortopassi, Donald G. Lenz, W. Scott Hedrick, Carlo Veggetti, the Mindel Family Trust, the Trust created for the benefit of Laurence B. Mindel and his family, The Mindel Living Trust, FWH Associates, Marco H. Hellman Trust "B", Stanislaus Food Products Company, and the Capecchio Foundation (collectively, the "Voting Stockholders"). Each of Laurence B. Mindel, Michael J. Hislop, Michael J. Beatrice, Peter P. Hausback,
F. Warren Hellman, Dean A. Cortopassi, W. Scott Hedrick and Carlo Veggetti (collectively, the "Rollover Stockholders") is an executive officer or a director of the Company. Schedule B sets forth, to the knowledge of the Reporting Entities, the number of shares of Common Stock beneficially owned by each of the Voting Stockholders and the number of shares subject to options that are exercisable within 60 days, and Schedule B is incorporated herein by this reference. The shares of Common Stock have not been purchased by Acquisition, and neither Acquisition nor any of the other persons listed in the response to
Item 2 has expended any funds in connection with the Voting Agreement. See Item
6.

     A copy of the Voting Agreement is included as Exhibit 3.1 to this Amendment and is incorporated herein by this reference. The foregoing and subsequent descriptions of the Voting Agreement are qualified in their entirety by reference to such exhibit.

ITEM 4.  PURPOSE OF TRANSACTION.

     Pursuant to an amended and restated Agreement and Plan of Merger, dated as of November 15, 2000 and amended as of January 9, 2001 (the "Merger Agreement"), between Acquisition and the Company, among other matters and subject to the terms and conditions set forth therein, Acquisition will merge with and into the Company, with the Company as the surviving corporation (the "Merger").

     Immediately prior to the merger, the Company will, pursuant to the Merger Agreement, (i) file a certificate of designation with the Secretary of State of the State of Delaware to create three series of preferred stock, par value $.001 per share, having the rights, designations and preferences set forth in the Securities Purchase and Contribution Agreement, further discussed in Item 6 below, and (ii) will issue such shares of preferred stock to the Rollover Stockholders in such amounts, for such consideration and on such other terms as are set forth in the Securities Purchase and Contribution Agreement. The three series of preferred stock of the Company to be so created are referred to herein as "Series A Company Preferred Stock", "Series B Company Preferred Stock" and "Series C Company Preferred Stock," respectively, and collectively as "Company Preferred Stock".

     At the effective time of the Merger, (i) each share of Common Stock, except for shares owned by Acquisition or directly or indirectly by the Company and Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive $14.00 in cash, without interest, (ii) each share of Series A Company Preferred Stock, except for shares owned by Acquisition or directly or indirectly by the Company and Dissenting Shares, will not be affected by the Merger and will remain outstanding as one share of Series A Cumulative Compounding Preferred Stock, par value $.001 per share ("Surviving Corporation Series A Preferred Stock"), of the surviving corporation, (iii) each share of Series B Company Preferred Stock, except for shares owned by Acquisition or directly or indirectly by the Company and Dissenting Shares, will not be affected by the Merger and will remain outstanding as one share of Series B Cumulative Compounding Preferred Stock, par value $.001 per share ("Surviving Corporation Series B Preferred Stock"), of the surviving corporation, and (iv) each share of Series C Company Preferred Stock, except for shares owned by Acquisition or directly or indirectly by the Company and Dissenting Shares, will be converted into one share of Common Stock, par value $.001 per share ("Surviving Corporation Common Stock"), of the surviving corporation.

     Consummation of the Merger is subject to certain conditions, including: (i) the receipt of the approval of the Merger Agreement and the Merger by the affirmative vote of the stockholders of the Company in accordance with applicable law; (ii) expiration or termination of all waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the funding of committed debt financing (or alternative debt financing on terms no less favorable to Acquisition); (iv) the Company's obtaining certain necessary or required approvals and consents from third parties or governmental entities; and (v) satisfaction of certain other conditions.

     Acquisition has secured financing commitments for the Merger from BancBoston Capital, Inc. and Fleet National Bank, N.A., which are subject to customary conditions.

     Upon consummation of the Merger, the Common Stock of the Company will cease to be quoted on any quotation system or exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     At the effective time of the Merger, (i) the certificate of incorporation of the Company will become the certificate of incorporation of the surviving corporation, except that such certificate of incorporation may be amended after the effective time by Acquisition in its discretion, (ii) the bylaws of Acquisition will become the bylaws of the surviving corporation, (iii) the directors of Acquisition will become the directors of the Company in each case until their successors are elected or appointed and qualified, and (iv) the officers of the Company will continue as the officers of the Company until their successors are elected or appointed and qualified.

     A copy of the Merger Agreement is included as Exhibit 4.1 to this Amendment and is incorporated herein by this reference. The foregoing and subsequent descriptions of the Merger Agreement are qualified in their entirety by reference to such exhibit.

     Other than as described above or in Items 6 or 7 below, none of the Reporting Persons has any plans or proposals that relate to or would result in
(i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (x) any action similar to those enumerated above, although, subject to the provisions of the Merger Agreement, they reserve the right to develop such plans.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     A total of 1,029,822 shares of Common Stock, and any shares of Common Stock as to which any of the Voting Stockholders acquires beneficial ownership during the term of the Voting Agreement, are subject to the Voting Agreement. The Voting Stockholders collectively hold options exercisable in the next 60 days with respect to 685,692 shares of Common Stock. The 685,692 shares subject to such options, together with the 1,029,822 shares referred to above, total 1,715,514 shares of Common Stock beneficially owned, and represent approximately 26.4% of the outstanding shares of Common Stock based on the number of shares outstanding as of November 15, 2000, as represented by the Company in the Merger Agreement.

     Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, Acquisition may be deemed to share with the respective Voting Stockholders the power to vote or dispose of the shares of Common Stock that are subject to the Voting Agreement, as more fully described in Item 6 below. Acquisition has been formed by BRS L.P., and BRS L.P., acting through its sole general partner, BRSE, has the power to direct the voting of and disposition of any shares of Common Stock beneficially owned by Acquisition. As a result, BRSE may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Acquisition or BRS L.P. In addition, BRS, in its capacity as the management company for BRS L.P., may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Acquisition or BRS L.P. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that any of the foregoing persons is the beneficial owner of the Common Stock referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose.

     Except as disclosed in this Amendment, to the best of the Reporting Persons' knowledge, none of the persons listed in Item 2 hereof or on Schedule A hereto beneficially owns any shares of Common Stock, nor have any transactions in Common Stock of the Company been effected during the past 60 days by any Reporting Person or, to the best knowledge of the Reporting Persons, by any of the persons listed in Item 2 hereof or on Schedule A hereto. In addition, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On January 9, 2001, each of the Voting Stockholders entered into the Voting Agreement with Acquisition. Pursuant to the Voting Agreement, each of the Voting Stockholders has agreed, among other things, (i) to vote each share of Common Stock beneficially owned by such party in favor of the Merger and adoption of the Merger Agreement, (ii) to vote such shares against any other extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any sale of a material amount of its assets, (iii) not to transfer, pledge or otherwise dispose of, or contract to transfer, pledge or otherwise dispose of, any shares of Common Stock, or options to purchase such shares, or interest therein, other than pursuant to the Merger Agreement, and (iv) to grant Acquisition an irrevocable proxy to vote such shares in accordance with the Voting Agreement for the term thereof. A copy of the Voting Agreement is included as Exhibit 3.1 hereto and is incorporated herein by this reference. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement. Acquisition may hereafter enter into similar agreements with other holders of Common Stock.

     On January 9, 2001, Acquisition entered into the amended and restated Securities Purchase and Contribution Agreement with BRS L.P. and each of the Rollover Stockholders (the "Securities Purchase and Contribution Agreement"), which amended and restated the original Securities Purchase and Contribution Agreement entered into by Acquisition, BRS L.P. and the Rollover Stockholders on November 15, 2000. Pursuant to the Securities Purchase and Contribution Agreement, and subject to the terms and conditions thereof, BRS L.P. has agreed to purchase securities of Acquisition for a purchase price of approximately $29.6 million in cash, and each of the Rollover Stockholders has agreed to purchase securities of the surviving corporation for an aggregate purchase price of approximately $10.4 million, which purchase price will be paid, as set forth in the Securities Purchase and Contribution Agreement, with one, or a combination of one or more, of the following forms of consideration: (i) the exchange of a certain number of shares of Common Stock on a one-for-one basis for shares of Series A Company Preferred Stock which, pursuant to the Merger Agreement, will remain outstanding as an equal number of shares of Surviving Corporation Series A Preferred Stock at the effective time of the Merger, (ii) the exchange of a certain number of shares of Common Stock on a one-for-one basis for shares of Series B Company Preferred Stock which, pursuant to the Merger Agreement, will remain outstanding as an equal number of shares of Surviving Corporation Series B Preferred Stock at the effective time of the Merger, (iii) the exchange of a certain number of shares of Common Stock on a one-for-one basis for shares of Series C Company Preferred Stock, which pursuant to the Merger Agreement, will be converted into an equal number of shares of Surviving Corporation Common Stock at the effective time of the Merger, (iv) the cancellation and exchange on a one-for-one basis of options to purchase shares of Common Stock for options to purchase shares of Surviving Corporation Series A Preferred Stock and/or options to purchase shares of Surviving Corporation Series B Preferred Stock, or (v) the purchase of shares of Surviving Corporation Common Stock with cash received in consideration for the cancellation, pursuant to the Merger Agreement, of options to purchase shares of Common Stock which are not cancelled and exchanged in accordance with (iv) above. A copy of the Securities Purchase and Contribution Agreement is included as Exhibit 6.1 hereto and is incorporated herein by this reference. The foregoing description of the Securities Purchase and Contribution Agreement is qualified in its entirety by reference to the Securities Purchase and Contribution Agreement. Acquisition has the right to amend the Securities Purchase and Contribution Agreement to add additional parties who desire to rollover equity securities of the Company in the Merger or who desire to purchase securities of Acquisition and/or the surviving corporation for cash; and the amount of cash to be invested in Acquisition by BRS L.P. will be reduced by the amount proposed to be invested or rolled over by any such additional party. In addition, BRS L.P. may reduce its cash investment in Acquisition and/or the surviving corporation by amounts to be agreed between BRS L.P. and certain Rollover Stockholders (other than F. Warren Hellman, Dean A. Cortopassi and W. Scott Hedrick).

     In addition, following completion of the Merger, a pool of approximately 39,683 shares of Surviving Corporation Common Stock will be reserved pursuant to an employee incentive program that provides for the issuance to employees of the surviving corporation of employee stock options and/or restricted stock. The exercise or purchase price is expected to be $14.00 per share. Of the shares reserved, approximately 21,100 shares are expected to be reserved for issuance to certain Rollover Stockholders for aggregate consideration of approximately $295,000.

     A copy of the Merger Agreement is included as Exhibit 4.1 to this Amendment and is incorporated herein by this reference. See Item 4.

     To the extent such information was available on the date hereof, to the knowledge of each Reporting Person on the date hereof, except as set forth herein or in the Exhibits filed herewith, none of the persons named in Item 2 or on Schedule A hereto has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person and with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed as part of this Amendment:

Exhibit 1 Joint Filing Agreement, dated as of November 27, 2000, by and among Manhattan Acquisition Corp. and Bruckmann, Rosser, Sherrill & Co. II, L.P.

Exhibit 3.1 Voting Agreement, dated as of November 15, 2000, and amended as of January 9, 2001, by and among Manhattan Acquisition Corp. and the Voting Stockholders.

Exhibit 4.1 Agreement and Plan of Merger, dated as of November 15, 2000, and amended as of January 9, 2001, between Manhattan Acquisition Corp. and Il Fornaio (America) Corporation.

Exhibit 6.1 Securities Purchase and Contribution Agreement, dated as of November 15, 2000, and amended as of January 9, 2001, by and among Manhattan Acquisition Corp., BRS, L.P. and the Rollover Stockholders.

                                  SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct. In executing this Amendment, the undersigned agree, to the extent required by Rule 13d-1(a), that this Amendment is being filed on behalf of each of the Reporting Persons herein.


January 18, 2001                    MANHATTAN ACQUISITION CORP.

                                    By:   /s/ J. Rice Edmonds
                                          -------------------
                                          Name: J. Rice Edmonds
                                          Title: Secretary


                                    BRUCKMANN, ROSSER, SHERRILL & CO. II, L.P.

                                    By: BRSE, L.L.C., its general partner

                                    By:   /s/ Stephen F. Edwards
                                          ----------------------
                                          Name: Stephen F. Edwards
                                          Title: Managing Director

                                                                      SCHEDULE A

                       EXECUTIVE OFFICERS AND DIRECTORS:
                       ---------------------------------

BRUCKMANN, ROSSER, SHERRILL & CO., L.L.C.

 Name                           Title
 ----                           -----

 Bruce C. Bruckmann             Managing Director
 Stephen F. Edwards             Managing Director
 Harold O. Rosser, II           Managing Director
 Stephen C. Sherrill            Managing Director
 Thomas J. Baldwin              Managing Director
 Paul D. Kaminski               Chief Financial Officer

Messrs. Bruckmann, Edwards, Rosser, Sherrill, Baldwin and Kaminski are the managers of BRS.


BRSE, L.L.C.


 Name                           Title
 ----                           -----

 Bruce C. Bruckmann             Managing Director
 Stephen F. Edwards             Managing Director
 Harold O. Rosser, II           Managing Director
 Stephen C. Sherrill            Managing Director
 Thomas J. Baldwin              Managing Director
 Paul D. Kaminski               Chief Financial Officer

Messrs. Bruckmann, Edwards, Rosser, Sherrill, Baldwin and Kaminski are the managers of BRSE.


MANHATTAN ACQUISITION CORP.

Name                                   Title
----                                   -----
Harold O. Rosser, II                   President
J. Rice Edmonds                        Secretary

The sole director of Acquisition is Harold O. Rosser.

Each of the foregoing persons is a citizen of the United States and has his business address at:

                        126 East 56th Street, 29th Floor
                              New York, NY 10022

                                                                      SCHEDULE B

     SHARES OF COMMON STOCK BENEFICIALLY OWNED BY THE VOTING STOCKHOLDERS
     --------------------------------------------------------------------

             Name                  Shares of            Shares of Common Stock          Total Shares
             ----                  ---------            ----------------------          ------------
                                     Common            Purchasable under Options        Beneficially
                                     ------            -------------------------        ------------
                                Stock Currently          Exercisable Within 60             Owned
                                ---------------          ---------------------            ------
                                      Held                       Days
                                      ----                       ----
Laurence B. Mindel (1)              679,536                      54,350                    733,886
Mindel Family Trust (1)               7,195                           0                      7,195
Trust created for the benefit         9,157                           0                      9,157
 of Laurence B. Mindel and his
 family (1)
The Mindel Living Trust (1)         663,184                           0                    663,184
Michael J. Hislop                         0                     534,073                    534,073
Michael J. Beatrice                       0                      67,190                     67,190
Peter P. Hausback                         0                      13,579                     13,579
F. Warren Hellman (2)               137,854                       6,000                    143,854
FWH Associates (2)                  125,802                           0                    125,802
Marco H. Hellman Trust "B" (2)        2,052                           0                      2,052
Dean A. Cortopassi (3)              117,794                       7,500                    125,294
Joan A. Cortopassi (3)               60,000                           0                     60,000
Donald G. Lenz (3)                   60,000                           0                     60,000
Stanislaus Food Products             57,794                           0                     57,794
 Company (3)
Capecchio Foundation (3)             60,000                           0                     60,000
W. Scott Hedrick                     14,879                       3,000                     17,879
Carlo Veggetti (4)                   79,759                           0                     79,759

(1) Includes 7,195 shares held of record by the Mindel Family Trust, 9,157 shares held of record by a Trust created for the benefit of Laurence B. Mindel and his family, and 663,184 shares held by The Mindel Living Trust. Mr. Mindel has represented and warranted to Acquisition that he is the trustee of these three trusts.

(2) Includes 125,802 shares held of record by FWH Associates, a California limited partnership. Mr. Hellman has represented and warranted to Acquisition that he is the general partner of FWH Associates. Also includes 2,052 shares held of record by Marco H. Hellman Trust "B". Mr. Hellman has represented and warranted to Acquisition that he is the trustee of this trust.

(3) Includes 57,794 shares held of record by Stanislaus Food Products Company, a California corporation. Mr. Cortopassi has represented and warranted to Acquisition that he is Chief Executive Officer and a controlling stockholder of Stanislaus Food Products Company. Includes 60,000 shares held of record by the Capecchio Foundation, a California not-for-profit corporation, of which Mr. Cortopassi, Mrs. Cortopassi and Mr. Lenz have represented and warranted to Acquisition that they comprise the Board of Directors.

(4)  Mr. Veggetti's shares are held in "street" name.